SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 22)*

__________________

Lions Gate Entertainment Corp.

(Name of Issuer)

__________________

Common Shares, no par value
(Title of Class of Securities)

535919203
(CUSIP Number)

Janet Yeung
MHR Fund Management LLC
1345 Avenue of the Americas, 42nd Floor
New York, New York 10105
(212) 262-0005
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2016
(Date of Event which Requires Filing of this Statement)

__________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 14 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919203	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 23,748,947
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 23,748,947
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,748,947 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	This amount does not reflect any Common Shares held by Discovery Lightning Investments Ltd. (“Discovery”), Liberty Global Incorporated Limited (“Liberty”), John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919203	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,748,947
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 23,748,947
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,748,947 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount does not reflect any Common Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919203	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS MHR FUND MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,211,049
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 30,211,049
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,211,049 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount does not reflect any Common Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919203	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS MHR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,211,049
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 30,211,049
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,211,049 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount does not reflect any Common Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

CUSIP No. 535919203	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS MARK H. RACHESKY, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,273,049
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 30,273,049
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,273,049 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN;HC

(1)	This amount does not reflect any Common Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

Page 7 of 14 Pages

TABLE OF CONTENTS

Item 4.	Purpose of Transaction	9
Item 5.	Interest in Securities of the Issuer.	10
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.	12
SIGNATURES		13

Page 8 of 14 Pages

This statement on Schedule 13D (this “Statement”) amends and supplements, as Amendment No. 22, the Schedule 13D filed on March 18, 2009 (the “Original Schedule 13D”), which was amended on July 13, 2009 by Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”), on September 17, 2009 by Amendment No. 2 to the Original Schedule 13D (“Amendment No. 2”), on October 26, 2009 by Amendment No. 3 to the Original Schedule 13D (“Amendment No. 3”), on July 21, 2010 by Amendment No. 4 to the Original Schedule 13D (“Amendment No. 4”), on July 30, 2010 by Amendment No. 5 to the Original Schedule 13D (“Amendment No. 5”), on January 10, 2011 by Amendment No. 6 to the Original Schedule 13D (“Amendment No. 6”), on September 1, 2011 by Amendment No. 7 to the Original Schedule 13D (“Amendment No. 7”), on September 8, 2011 by Amendment No. 8 to the Original Schedule 13D (“Amendment No. 8”), on September 15, 2011 by Amendment No. 9 to the Original Schedule 13D (“Amendment No. 9”), on October 17, 2011 by Amendment No. 10 to the Original Schedule 13D (“Amendment No. 10”), on January 19, 2012 by Amendment No. 11 to the Original Schedule 13D (“Amendment No. 11”), on February 6, 2012 by Amendment No. 12 to the Original Schedule 13D (“Amendment No. 12”), on May 14, 2012 by Amendment No. 13 to the Original Schedule 13D (“Amendment No. 13”), on January 10, 2013 by Amendment No. 14 to the Original Schedule 13D (“Amendment No. 14”), on June 3, 2013 by Amendment No. 15 to the Original Schedule 13D (“Amendment No. 15”), on January 30, 2015 by Amendment No. 16 to the Original Schedule 13D (“Amendment No. 16”), on April 9, 2015 by Amendment No. 17 to the Original Schedule 13D (“Amendment No. 17”), on April 30, 2015 by Amendment No. 18 to the Original Schedule 13D (“Amendment No. 18”), on September 4, 2015 by Amendment No. 19 to the Original Schedule 13D (“Amendment No. 19”), on November 13, 2015 by Amendment No. 20 to the Original Schedule 13D (“Amendment No. 20”) and on February 5, 2016 by Amendment No. 21 to the Original Schedule 13D (“Amendment 21” and, together with Amendment No. 1 through Amendment No. 20 and the Original Schedule 13D, the “Schedule 13D”) and relates to common shares, no par value per share (the “Common Shares”), of Lions Gate Entertainment Corp. (the “Issuer”). Except as otherwise provided, capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 21.

Page 9 of 14 Pages

Item 4. Purpose of the Transaction

The information set forth in Item 6 below and Exhibits 99.1, 99.2 and 99.3 to this Statement are incorporated into this Item 4 by reference.

Page 10 of 14 Pages

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

The percentages set forth in this Statement are based on information contained in the Issuer’s Form 10-K filed on May 25, 2016, which disclosed that there were 147,227,797 Common Shares outstanding as of May 23, 2016.

(a) (i) Master Account may be deemed to be the beneficial owner of 1,396,767 Common Shares (approximately 0.9% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 1,396,767 Common Shares held for its own account.

(ii) Capital Partners (100) may be deemed to be the beneficial owner of 186,617 Common Shares (approximately 0.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 186,617 Common Shares held for its own account.

(iii) Advisors may be deemed to be the beneficial owner of 1,583,384 Common Shares (approximately 1.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of (A) 1,396,767 held for the account of Master Account and (B) 186,617 held for the account of Capital Partners (100).

(iv) Institutional Partners II may be deemed to be the beneficial owner of 1,386,275 Common Shares (approximately 0.9% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 1,386,275 Common Shares held for its own account.

(v) Institutional Partners IIA may be deemed to be the beneficial owner of 3,492,443 Common Shares (approximately 2.4% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 3,492,443 Common Shares held for its own account.

(vi) Institutional Advisors II may be deemed to be the beneficial owner of 4,878,718 Common Shares (approximately 3.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of (A) 1,386,275 Common Shares held for the account of Institutional Partners II and (B) 3,492,443 Common Shares held for the account of Institutional Partners IIA.

(vii) Institutional Partners III may be deemed to be the beneficial owner of 23,748,947 Common Shares (approximately 16.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 23,748,947 Common Shares held for its own account.

(viii) Institutional Advisors III may be deemed to be the beneficial owner of 23,748,947 Common Shares (approximately 16.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of 23,748,947 Common Shares held for the account of Institutional Partners III.

(ix) MHRC may be deemed the beneficial owner of 1,583,384 Common Shares (approximately 1.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Common Shares otherwise described in Item 5(a)(iii) by virtue of MHRC’s position as the managing member of Advisors.

(x) MHRC II may be deemed the beneficial owner of 4,878,718 Common Shares (approximately 3.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Common Shares otherwise described in Item 5(a)(vi) by virtue of MHRC II’s position as the managing member of Institutional Advisors II.

(xi) Fund Management may be deemed to be the beneficial owner of 30,211,049 Common Shares (approximately 20.5% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Common Shares otherwise described in this Item 5 by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

Page 11 of 14 Pages

(xii) MHR Holdings may be deemed the beneficial owner of 30,211,049 Common Shares (approximately 20.5% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of all of the Common Shares otherwise described in this Item 5(a) by virtue of MHR Holdings’ position as the managing member of Fund Management.

(xiii) Dr. Rachesky may be deemed to be the beneficial owner of 30,273,049 Common Shares (approximately 20.6% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act) comprised of (A) all of the Common Shares otherwise described in this Item 5 by virtue of Dr. Rachesky’s position as the managing member of each of MHRC, MHRC II, Institutional Advisors III and MHR Holdings, (B) 445 restricted share units, payable upon vesting in an equal number of Common Shares, which are scheduled to vest on September 10, 2016, (C) 1,013 restricted share units, payable upon vesting in an equal number of Common Shares, which are scheduled to vest in two equal annual installments beginning on September 9, 2016, (D) 1,298 restricted share units, payable upon vesting in an equal number of Common Shares, which are scheduled to vest in three equal annual installments beginning on September 15, 2016 and (E) 59,244 Common Shares held directly.

(xiv) The amounts set forth above in clauses (i) through (xiii) of this Item 5 do not reflect any Common Shares held by Discovery, Liberty, John C. Malone or any entities affiliated with John C. Malone, including The John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust, which the reporting persons may be deemed to have beneficial ownership of solely as a result of the Voting and Standstill Agreement, as previously disclosed in Amendment No. 20.

Page 12 of 14 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

Item 6 is hereby amended to add the following:

Voting Agreement

On June 30, 2016, the Issuer, Starz (“Starz”) and Orion Arm Acquisition Inc., a wholly owned subsidiary of the Issuer (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Starz Merger Agreement”) that provides, among other things, for the merger of Merger Sub with and into Starz (the “Merger”), upon the terms and subject to the conditions set forth in the Starz Merger Agreement, with Starz continuing as the surviving corporation in the Merger as a wholly owned subsidiary of the Issuer. Also on June 30, 2016, the Issuer and Merger Sub entered into a Stock Exchange Agreement with Malone and certain other stockholders of Starz (the “Exchange Agreement”) that upon certain terminations of the Starz Merger Agreement provides, among other things, for the transfer of the shares of Series B common stock, par value $0.01 per share, of Starz from Malone and such other stockholders to the Issuer in exchange for consideration consisting of cash and Common Shares or, at the election of Malone or in certain other circumstances, consisting solely of cash (the “Exchange”).

In connection with the execution of the Starz Merger Agreement, on June 30, 2016, the MHR Parties and the Issuer entered into a Voting Agreement (the “MHR Voting Agreement”). Pursuant to the MHR Voting Agreement the MHR Parties agreed, among other things and subject to certain conditions, to, at any meeting of stockholders of the Issuer called to vote upon (i) the reclassification of Common Shares and issuance of Common Shares contemplated by the Starz Merger Agreement or (ii) the issuance of Common Shares contemplated by the Exchange Agreement, vote all of their respective Common Shares in favor of such transactions, and to vote against certain other matters, so long as such obligations had not terminated in accordance with the terms set forth in the MHR Voting Agreement. Under the MHR Voting Agreement, the Issuer agreed to indemnify the MHR Parties for losses relating to or arising out of the MHR Voting Agreement, the Merger Agreement or the Exchange Agreement and to reimburse the MHR Parties for up to $1.6 million of their reasonable out-of-pocket expenses.

The foregoing description of the MHR Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the MHR Voting Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Amendment to Investor Rights Agreement

In connection with the execution of the Starz Merger Agreement, on June 30, 2016, Fund Management, the Selling Stockholders, the Issuer, the Buyers, Discovery Parent and Liberty Parent entered into Amendment No. 1 to the Investor Rights Agreement (the “Investor Rights Agreement Amendment”). The Investor Rights Agreement Amendment provides, among other things, for the Issuer to call a meeting in order to seek the approval of its stockholders for any issuance of New Issue Securities (as defined in the Investor Rights Agreement) to the Investors (as defined in the Investor Rights Agreement) pursuant to the pre-emptive rights granted in the Investor Rights Agreement, that occurs between the date of such stockholders meeting and the date that is five years following such meeting. Pursuant to the Investor Rights Agreement Amendment, the parties thereto have agreed to vote in favor of such approval, as has Malone pursuant to a separate voting agreement. The Issuer has agreed that it will not issue any New Issue Securities until it obtains stockholder approval for such issuance if stockholder approval would be required in order to give effect to the pre-emptive rights granted in the Investor Rights Agreement.

The foregoing description of the Investor Rights Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement Amendment, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Amendment to Voting and Standstill Agreement

In connection with the execution of the Starz Merger Agreement, on June 30, 2016, Fund Management, the Selling Stockholders, the Issuer, the Buyers, Discovery Parent, Liberty Parent and Malone entered into an Amendment to the Voting and Standstill Agreement (the “Voting and Standstill Agreement Amendment”). The Voting and Standstill Agreement Amendment provides, among other things, that the limitations on the Buyers and Malone will be amended to increase the voting cap to the greater of (a) 13.5% of the total voting power of the Issuer and (b) if the Merger or the Exchange occurs, the lesser of (x) 14.2% of the total voting power of the Issuer and (y) the voting power held by the Buyers and Malone following consummation of the Merger or Exchange, and also to allow the Buyers and Malone to acquire non-voting stock of the Issuer as merger consideration pursuant to the Merger.

The foregoing description of the Voting and Standstill Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Standstill Agreement Amendment, which is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Voting Agreement dated as of June 30, 2016 among the MHR Parties and the Issuer (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report filed on Form 8-K on July 1, 2016)

99.2	Amendment No.1 to Investor Rights Agreement dated as of June 30, 2016 among Fund Management, the Selling Stockholders, the Issuer, the Buyers, Discovery Parent and Liberty Parent (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report filed on Form 8-K on July 1, 2016)

99.3	Amendment to Voting and Standstill Agreement dated as of June 30, 2016 among Fund Management, the Selling Stockholders, the Issuer, the Buyers, Discovery Parent, Liberty Parent and Malone (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report filed on Form 8-K on July 1, 2016)

Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 1, 2016

MHR INSTITUTIONAL PARTNERS III LP

By:	MHR Institutional Advisors III LLC, its General Partner

By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR INSTITUTIONAL ADVISORS III LLC

By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC

By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MHR HOLDINGS LLC

By:	/s/ Janet Yeung
	Name:	Janet Yeung
	Title:	Authorized Signatory

MARK H. RACHESKY, M.D.

By:	/s/ Janet Yeung, Attorney-in-Fact

Page 14 of 14 Pages

Exhibit Index

Exhibit No.	Description

99.1	Voting Agreement dated as of June 30, 2016 among the MHR Parties and the Issuer (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report filed on Form 8-K on July 1, 2016)

99.2	Amendment No.1 to Investor Rights Agreement dated as of June 30, 2016 among Fund Management, the Selling Stockholders, the Issuer, the Buyers, Discovery Parent and Liberty Parent (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report filed on Form 8-K on July 1, 2016)

99.3	Amendment to Voting and Standstill Agreement dated as of June 30, 2016 among Fund Management, the Selling Stockholders, the Issuer, the Buyers, Discovery Parent, Liberty Parent and Malone (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report filed on Form 8-K on July 1, 2016)